UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-52972

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Tradier Brokerage, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11016 Rushmore Dr, Suite 350
(No. and Street)

Charlotte	NC	28277
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steven C Bender	646.290.7248	sbender@modernrs.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Alvarez & Associates, Inc.
(Name – if individual, state last, first, and middle name)

9221 Corbin Avenue	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

October 16, 2018	6517
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Laptewicz, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Tradler Brokerage, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: President

JASMINE S. MOORE
My Commission Expires 10-18-2028
NOTARY PUBLIC
STATE OF SOUTH CAROLINA

Jasmine S. Moore
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of Tradier Brokerage, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Tradier Brokerage, Inc. (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2020.
Northridge, California
February 18, 2022

9221 Corbin Avenue Suite 165
Northridge, California 91324
Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle
800.848.0008
www.AAICPAs.com

TRADIER BROKERAGE, INC.

(A Wholly-Owned Subsidiary of Tradier, Inc.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2021

ASSETS		
Cash and cash equivalents	$	441,148
Clearing deposit		502,286
Accounts receivable - other		11,744
Due from clearing broker		804,928
Fixed assets, net		0
Prepaid expenses		42,020
Total Assets	$	1,802,126

LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses		82,840
Total Liabilities		82,840
Stockholders Equity		
Common stock, no par value, 1,000,000 shares authorized, 1,000 shares issued and outstanding		1,000
Additional paid-in capital		2,635,553
Accumulated deficits		(917,267)
Stockholder's equity		1,719,286
Total liabilities and stockholder's equity	$	1,802,126

See Notes to the Financial Statements

See notes to financial statements

TRADIER BROKERAGE, INC.
(A Wholly-Owned Subsidiary of Tradier, Inc.)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021

Note 1 – Organization and Nature of Operations:

Tradier Brokerage, Inc. ("the Company") is an independent wholly-owned subsidiary of Tradier, Inc. ("TI") and was purchased under the terms of a stock purchase agreement on April 1, 2013 to operate the broker dealer arm and business model of TI.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA") and a member of the Securities Investor Protection Corporation ("SIPC"). The Company was incorporated in Illinois on July 1, 1993.

The Company is a discount online service brokerage firm specializing in featuring Application Programming Interfaces ("APIs") which serves as an intermediary between online traders and their customized or purchased integrated trading platforms.

The Company has an agreement with Apex Clearing, Inc. (the "clearing broker") to clear transactions and carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) under the Securities Exchange Act of 1934 ("SEA").

The accompanying financial statements have been prepared from the separate records maintained by the Company and due to certain transactions and agreements with affiliated entities, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Note 2 – Summary of Significant Accounting Policies:

Significant accounting policies followed by the Company in the preparation of the accompanying financial statements are summarized below:

Receivables from Clearing Broker
Pursuant to an agreement with the Company's clearing broker, the clearing broker remits a commission payment to the Company during the month subsequent to the trade-date. As a result, the Company has one month of outstanding commission payments due from the clearing broker.

Cash and Cash Equivalents
Cash consists of checking accounts and savings accounts. For purposes of the financial statements, the Company considers all highly liquid investments with maturities of 90 days or less at purchase to be cash equivalents.

Income Taxes
The Company is a wholly-owned subsidiary of and files under the consolidated tax return of TI. Under Federal law, the two corporations are treated as a single entity and the assets, liabilities, income, deductions, and credits of the wholly owned subsidiary are treated as if they belong to the parent corporation. Federal income taxes are calculated as if the company filed on a separate return basis, and the amount of the current tax or benefit calculated is either remitted to or received from the Parent

The Company holds state registrations in Delaware, Illinois, and North Carolina where they currently have nexus. The State of North Carolina imposes a 2.5% tax on the taxable income of the Company separately, and the Company directly is responsible for payment of this state tax.

The Company believes that it has no uncertain tax positions and accordingly, no liability has been recorded. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. The 2018, 2019, and 2020 tax years of the Company remain subject to examination by U.S. federal and certain state and local tax authorities.

Note 2 – Summary of Significant Accounting Policies (continued):

Revenue Recognition (continued)

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The balances are fully insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At times, cash balances may exceed federally insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles recognized in the United States ("US GAAP") requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from those estimates, and the differences could be material.

Note 3 – Fixed Assets:

Fixed assets are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. As of December 31, 2021 the fixed assets are fully depreciated. $6,667 of depreciation is included in the statement of income.

Note 4 – Clearing Deposit:

In accordance with the Company's clearing contract, the company is required to keep a deposit of $500,000 in a clearing deposit account with the clearing broker. The balance in the account at December 31, 2021 was $502,286.

Note 5 – Advertising:

The Company does not advertise or incur any such advertising expenditures directly. All advertising expenses are incurred by TI. See Note 6 (Related party Transactions) for more details.

Note 6 – Related Party Transactions:

The Company operates under two agreements with its parent corporation TI:

The first agreement is a service agreement which sets forth the specific terms and conditions under which TI shall supply certain services to the company. Services provided under this agreement include, but are not limited to hosted platform support and maintenance. The service agreement is updated periodically. The Service Agreement sets forth the specific terms and conditions under which TI shall supply certain services to the Company. The Service Agreement is effective (valid) and services held under the Service Agreement include but are not limited to: hosted platform and support and maintenance.

The Service Agreement calls for monthly payments due to TI of $20,000. As required, the Company may contract additional services from TI as specified in a statement of work ("SOW"). During the year ended December 31, 2021, the Company paid TI a total of $240,000. For a listing of future minimum commitments under this Service Agreement, see Note 7 (Commitments). If the Company does not provide a 100-day notice before the completion of a 1-year term, the Service Agreement will automatically be renewed for an additional 1-year term.

The second agreement is an expense sharing agreement which identifies expenses incurred by the Company which are paid by TI. The Expense Agreement identifies indirect shared expenses such as: office space, telecommunication and internet services, payroll processing fees, and bond (insurance) coverage costs to be shared at 40% by the Company, and identifies direct costs such as employee compensation which are to be shared 5% by the Company, payable in monthly payments to TI. Total payments to TI for costs related to the Expense Agreement amount to $977,258 for the year ended December 31, 2021. These expenses have been reflected on the Statement of Operations in the appropriate categories. The Expense Agreement is month-to-month. The Company shares office space with TI pursuant to an expense sharing agreement. ASC 842 does not apply to the Company under the short term exemption.

Note 7 – Commitments:

The Company has entered into a clearing agreement with Apex. Pursuant to the clearing agreement, the Company is to pay minimum monthly clearing charges as follows: $10,000 per month, a percentage of Assets Under Management as defined, or Customer transactions per month priced at $0.01 per share.

The Related Party commitments correspond to the Service Agreement and Expense Agreement as detailed in Note 6 – Related Party Transactions.

Minimum annual future payments due for all commitments of the Company are as follows:

	Non-Related Party	Related Party	Totals
2021	120,000	1,519,896	1,689,896
Totals	$ 120,000	$1,519,896	$ 1,689,896

Note 8– Net Capital Requirement:

The Company is subject to the net capital requirements of the SEA Rule 15c3-1, and as such, is required to maintain a minimum of net capital. Net capital of the Company as of December 31, 2021 was $1,268,417, which was $1,168,417 in excess of its required net capital of $100,000. The ratio of aggregate indebtedness to net capital was 0.07 to 1. See Computation of Net Capital Schedule I for more details.

Note 9– Accounts Receivable, Other:

Accounts receivable are valued and reported at a net realizable value. An allowance for doubtful accounts is considered necessary because probable uncollectible accounts are material. As of December 31, 2021, the Company wrote-off $45,560 of the expected uncollectible accounts from total outstanding receivables. This estimate is entered as a bad debt expense and is included in other operating expenses.

Note 10 – Additional Paid-in-Capital:

During the year, the Company did not receive any capital infusions from TI.

Note 11 – Indemnifications:

In normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connections with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 12 – Recent Issued Accounting Pronouncements:

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodies in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2021, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 13 – Subsequent Events:

Management has evaluated events and transactions subsequent to December 31, 2021 for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. No events have been identified which require disclosure.

Note 14 – COVID 19:

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact were to occur and last for a sustained period of time, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted. Accordingly, there are no adjustments to these financial statements to reflect this uncertainty.